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08025761 MMISSION

Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dente & Bomba, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street, 10th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Bomba 212-514-5399 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/13/08

OATH OR AFFIRMATION

I, ____Steve Bomba________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Dente & Bomba, LLC________________________________, as of ____December 31____________________, 2007_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Dente & Bomba, LLC

We have audited the accompanying statement of financial condition of Dente & Bomba, LLC (the "Company") as of December 31, 2007 and the related statements of operations, changes in members' equity and cash flows for the period December 1, 2006 (Inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Dente & Bomba, LLC as of December 31, 2007, and the results of its operations and its cash flows for the period December 1, 2006 (Inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 to 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Wilton, Connecticut
February 19, 2008

DENTE & BOMBA LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$ 28,870
Receivable from brokers and dealers	230,081
Other assets	12,278
TOTAL ASSETS	$271,229

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 57,320
MEMBERS' EQUITY	213,909
TOTAL LIABILITIES AND MEMBERS' EQUITY	$271,229

The accompanying notes are an integral part of this statement.

DENTE & BOMBA LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD DECEMBER 1, 2006 (INCEPTION)
THROUGH DECEMBER 31, 2007

REVENUE		
Commissions		$1,101,904
Interest and dividend income		4,230
TOTAL REVENUE		1,106,134
EXPENSES		
Employee compensation	$332,645	
Clearance and floor fees	211,627	
Insurance	109,435	
Commission expense	94,362	
Telephone	93,382	
Travel, entertainment and meals	58,848	
Regulatory fees	51,022	
Professional fees	50,225	
Taxes other than those on income	30,732	
Error expense	23,455	
Rent	17,669	
Office expenses	7,514	
Miscellaneous expenses	6,609	
Advertising	1,400	
Charity	300	
TOTAL EXPENSES		1,089,225
NET INCOME		$ 16,909

The accompanying notes are an integral part of this statement.

DENTE & BOMBA LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD DECEMBER 1, 2006 (INCEPTION)
THROUGH DECEMBER 31, 2007

Members' equity -December 1, 2006	$	-
Capital Contributions		200,000
Capital Withdrawal		(3,000)
Net Income		16,909
Members' equity - December 31, 2007	$	213,909

The accompanying notes are an integral part of this statement.

DENTE & BOMBA LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD DECEMBER 1, 2006 (INCEPTION)
THROUGH DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 16,909
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from brokers and dealers	(230,081)	
Other assets	(12,278)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	57,320	
NET CASH USED IN OPERATING ACITIVITIES		(185,039)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	200,000	
Capital withdrawals	(3,000)	
NET CASH PROVIDED BY FINANCING ACTIVITIES:		197,000
NET INCREASE IN CASH		28,870
CASH AT BEGINNING OF YEAR		0
CASH AT END OF YEAR		$ 28,870

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest and dividends received during the period	$ 4,230

The accompanying notes are an integral part of this statement.

DENTE & BOMBA, LLC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD DECEMBER 1, 2006 (INCEPTION)
THROUGH DECEMBER 31, 2007

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Dente & Bomba, LLC (the "Company") is registered as a broker with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). In this capacity, it conducts business as a broker on the floor of the New York Stock Exchange. Execution of transactions for non-member organizations by means of a direct phone access system can also be conducted by the Company.

In the normal course of its business, the Company entered into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeded the amount recorded for the transaction.

The Company's policy was to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company had a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducted business.

The clearing and depository operations for the Company's transactions were performed by its clearing broker pursuant to the clearance agreement. At December 31, 2007, the receivable from brokers and dealers reflected on the statement of financial condition included $102,876 due from this clearing broker, which was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company recorded securities transactions and related revenues and expenses on a settlement date basis.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents. Financing with the clearing broker is classified as operating activities since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns. The Company is however subject to the New York City Unincorporated Business Tax which comprises the provision for taxes that is included in the financial statements.

4. RULE 15C3-3

The Company was exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carried no margin accounts, promptly transmitted all customer funds and delivered all securities received, did not otherwise hold funds or securities for or owe money or securities to customers and effectuated all financial transactions on behalf of customers on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company was subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $142,501 which exceeded the minimum requirement of $5,000 by $137,501. The Company's ratio of aggregate indebtedness to net capital ratio was 0.40 to 1.

DENTE & BOMBA LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2007

CREDITS		
Members' equity		$213,909
DEBITS		
Receivable from brokers and dealers	$ 59,130	
Other assets	12,278	
TOTAL DEBITS		71,408
NET CAPITAL		142,501
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$137,501

AGGREGATE INDEBTEDNESS

Accrued expenses and other liabilities	$ 57,320

Ratio of aggregate indebtedness to net capital 0.40 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See the accompanying Independent Auditors' Report.

DENTE & BOMBA LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE PERIOD DECEMBER 1, 2006 (INCEPTION) THROUGH DECEMBER 31, 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Dente & Bomba, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Dente & Bomba, LLC (the "Company"), for the period December 1, 2006 (Inception) through December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 19, 2008

END